Filed pursuant to Rule 424(b)(5)
Registration No. 333-138302
A filing fee of $51,296.47, calculated in accordance with Rule 457(r), has been paid to the
SEC in accordance with the offering of shares of common stock from the registration statement
(File No. 333-138302) by means of this prospectus supplement and the accompanying prospectus.

Prospectus Supplement

(To Prospectus dated October 30, 2006)

11,500,000 Shares

Common Stock

Jarden Corporation is offering 4,000,000 shares of common stock, and certain of the selling stockholders identified in this prospectus supplement are offering 7,500,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “JAH.” On November 8, 2006, the last reported sale price of our common stock was $36.59 per share.

The selling stockholders, including our Chief Executive Officer and Chief Financial Officer, other members of senior management and certain directors, have granted the underwriters a 30-day option to purchase up to an additional 1,725,000 shares of common stock.

	Per Share	Total

Public Offering Price	$ 36.25	$416,875,000

Underwriting Discount	$ 1.359	$ 15,628,500

Proceeds to Jarden (before expenses)	$34.891	$139,564,000

Proceeds to the Selling Stockholders (before expenses)	$34.891	$261,682,500

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about November 14, 2006.

Joint Book-Running Managers

LEHMAN BROTHERS	CITIGROUP	GOLDMAN, SACHS & CO.

CIBC WORLD MARKETS
SUNTRUST ROBINSON HUMPHREY
WILLIAM BLAIR & COMPANY

November 8, 2006

Prospectus Supplement

This prospectus supplement describes the specific terms of the common stock we are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The prospectus, which accompanies this prospectus supplement, including the documents incorporated by reference therein, provides more general information. Generally, when we refer to this prospectus, we are referring to both the prospectus supplement and the accompanying prospectus combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus, any free writing prospectus prepared by or on behalf of us, or information to which we have referred. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the front of this prospectus supplement.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus, or incorporated by reference herein and therein, and does not contain all of the information you need to consider in making your investment decision. You should read carefully this entire prospectus supplement and the accompanying prospectus, including information incorporated herein and therein by reference. Unless the context otherwise indicates, “Jarden,” “we,” “us” and “our” refer to Jarden Corporation and its consolidated subsidiaries.

Overview

We are a leading provider of niche consumer products used in and around the home. Jarden operates in three primary business segments through a number of well recognized brands, including: Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, First Alert®, Forster®, Hoyle®, Java Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Pine Mountain® and Starterlogg®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Harmony®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™; and Outdoor Solutions: Campingaz® and Coleman®. Our growth strategy of acquiring businesses with highly recognized brands, innovative products and multi-channel distribution has resulted in significant growth in revenue and earnings.

We have achieved leading market positions in a number of niche categories by selling branded products through a variety of distribution channels, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. By leveraging our strong brand portfolio, category management expertise and superior customer service, we have established and continue to maintain long-term relationships with leading retailers within these channels. For example, we have serviced Wal-Mart and Home Depot since their openings in 1962 and 1978, respectively, and are currently category manager at these and other retailers in certain categories. Moreover, several of our leading brands, such as Ball® jars, Bicycle® playing cards, Coleman® lanterns, and Diamond® kitchen matches, have been in continuous use for over 100 years. We continue to strive to expand our existing customer relationships and attract new customers by introducing new product line extensions and entering new product categories.

We operate three primary business segments: Branded Consumables, Consumer Solutions and Outdoor Solutions. Our Branded Consumables segment markets and distributes household basics and necessities, most of which are consumable in nature, under brand names such as Ball®, Bicycle®, Diamond®, First Alert®, Forster®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®. Our Consumer Solutions segment markets and distributes innovative solutions for the household under brand names including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam®. Our Outdoor Solutions segment markets and distributes outdoor living products under brand names including Campingaz® and Coleman®. We also operate a Process Solutions segment that manufactures, markets and distributes a wide variety of plastic products, including jar closures, contact lens packaging, plastic cutlery, refrigerator door liners, surgical devices and syringes and zinc strip and fabricated zinc products such as penny blanks for the U.S. Mint.

Branded Consumables. We manufacture or source, market and distribute a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children’s card games, clothespins, collectible tins, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories. This segment markets its products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, First Alert®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others.

Consumer Solutions. We manufacture or source, market, distribute and license rights to an array of innovative consumer products that are designed to improve consumers’ lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffee makers, bedding, home vacuum packaging machines, smoke and carbon monoxide alarms, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. We sell kitchen products under the well-known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™ brand names. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. Our portable air cleaning products are sold under the Bionaire® and Harmony® brand names, and our fans and heaters are sold under the Holmes® and Patton® brand names.

Outdoor Solutions. We manufacture or source, market and distribute consumer leisure products worldwide under, and license rights to, the Campingaz® and Coleman® brand names for use outside the home or away from the home, such as products for camping, backpacking, tailgating, backyard grilling and other outdoor activities. Coleman has branded itself “The Outdoor Company™” and is committed to promoting the social, health and recreational benefits of “going outside” to consumers.

Process Solutions. In addition to the three primary business segments described above, our Process Solutions business segment consists primarily of our plastic consumables business, which manufactures, markets and distributes a wide variety of consumer and medical plastic products for customers and our other primary business segments, and our zinc strip business, which is the largest producer of zinc strip and fabricated products in North America, including low denomination coinage.

Competitive Strengths

We believe that the following competitive strengths serve as a foundation for our growth strategy:

Market Leadership Positions. In North America, we are a leader in several targeted consumer categories including camping gear, cordage, firelogs, home canning, home vacuum packaging, matches and toothpicks, playing cards, boxed plastic cutlery, selected small kitchen appliances, warming blankets and a number of other branded consumer products. We believe that the specialized nature of our niche categories, and our leading market shares therein, provide us with competitive advantages in terms of demand from consumers and enhanced brand awareness. We believe our market leadership positions contribute to our ability to attract new customers and enter new distribution channels.

We believe our Ball® brand is synonymous with home canning. We are either the named category manager, sole supplier or one of a very limited number of vendors to the dominant retailers in the rope, cord and twine product lines. In the playing card industry, our Branded Consumables segment is the leading provider of playing cards under the Bee®, Bicycle® and Hoyle® brands. We created the home vacuum packaging category at most of our retailers and continue to lead the category by providing innovation and marketing tools to promote the FoodSaver® brand and home vacuum packaging to consumers. As a leading provider of small kitchen appliances, we work directly with retailers, often as the category manager, to identify and support consumers’ needs. Our Mr. Coffee®, Crock-Pot®, Oster® and Sunbeam® brands hold leading positions in a number of small electric categories including automatic drip coffee makers, blenders, slow cookers and hand mixers. Our Coleman® and Campingaz® brands are widely recognized domestically, in Europe and in the Pacific Rim, and we are a leader in a number of camping and outdoor equipment product categories, including tents, lanterns and stoves.

Strong Brand Name Recognition. We have built a portfolio of leading consumer brands, which assists us in gaining retail shelf space and introducing new products. The Ball® brand has been in continuous use for over 100 years and is well recognized within the home food preservation market while the Bicycle® playing card brand has been in continuous production since 1885. In the United States, we believe Kerr® is also a widely-recognized home canning brand while Bernardin® is the leading home canning brand in Canada. We believe Diamond® and Forster® are the leading brands in plastic cutlery, kitchen matches and toothpicks for use in and around the home. We also believe our FoodSaver® brand is a household name in home vacuum packaging systems. In addition, Bee®, Bicycle® and Hoyle® are leading brands with strong brand awareness and a significant market share in the playing card category. The Coleman®, First Alert®, Mr. Coffee®, Rival® and Sunbeam® brands are highly recognized brands in their respective market segments. Overall, we believe our strong brand recognition and consumer awareness, coupled with the quality of our products, help promote significant customer loyalty.

Comprehensive Product Offering. We provide retailers with a broad and diversified portfolio of consumer products across multiple categories, which adds diversity to our revenues and cash flows. Within these categories, we service the needs of a wide range of consumers and satisfy their different tastes, preferences and budgets. Through our Branded Consumables segment, we offer a range of branded products to serve the value, mid-tier and premium price points. Additionally, Branded Consumables offers kitchen matches, retail plastic cutlery and toothpicks of various counts, sizes and durability as well as leading playing card products in each pricing category and a broad portfolio of card and gaming accessories. Branded Consumables also offers a diversified portfolio of consumer products to the home improvement industry, including cordage (e.g., ropes and twines), home storage, fire and carbon monoxide alarms and organization hardware, workshop accessories and security screen doors and fencing. We believe our Consumer Solutions segment, through our Bionaire®, FoodSaver®, Mr. Coffee®, Holmes®, Oster®, Rival®, Seal-a-Meal®, Sunbeam® and VillaWare® brands, is well positioned in the kitchen and household appliance categories to take advantage of a “good, better, best” strategy in order to target consumers with various levels of price sensitivity and product sophistication. In addition, with products ranging from lanterns to coolers to outdoor fireplaces, Coleman® and Campingaz® are leading global camping and outdoor lifestyle brands with comprehensive product offerings in numerous categories. We believe our ability to serve retailers with a broad array of branded products and introduce new products will continue to allow us to further penetrate existing customer bases while also attracting new customers.

Recurring Revenue Stream. We derive recurring and, we believe, stable annual sales from many of our leading products due to their affordability and position as fundamental staples within many households. Our jar closures, firelogs, kitchen matches, plastic cutlery, rope, cord and twine and toothpicks are consumable in nature and exemplify these traits. Moreover, we believe that as the installed base of FoodSaver® and Seal-a-Meal® appliances increases, our disposable storage bags and related accessories used with the appliances will constitute an increasing percentage of total food preservation revenues. Historically, the sales of consumable bags and accessories as a percentage of total net sales of FoodSaver® products has increased. Additional sources of recurring revenue include replacement blades for our grooming and sheering business, replacement propane and fuel tanks for our camping business and filters for humidifiers and air purifiers.

Expertise in Successfully Identifying and Executing Complementary Acquisitions. We believe we have disciplined expertise in identifying and acquiring businesses or brands that complement our existing product portfolio. We are opportunistic in identifying acquisition candidates that can provide category leading product offerings to be sold through our existing distribution channels or introduce new distribution channels for our existing products. This expertise has previously resulted in several important strategic acquisitions of complementary businesses, including Tilia, Diamond Brands, Lehigh, United States Playing Card Company, American Household, Inc., referred to as AHI, and The Holmes Group, Inc., referred to as Holmes, which have helped build our portfolio of consumer products and brand names as well as strengthened our distribution channels. We believe that our acquisition expertise uniquely positions us to take advantage of future opportunities to acquire complementary businesses or brands.

We believe that the January 2005 and July 2005 acquisitions of AHI and Holmes, respectively, provide benefits to us similar to our previous complementary acquisitions, but on a much larger scale. As a result of these acquisitions, we have become a leader in a variety of branded consumer product segments in which we did not previously participate (e.g., a broad range of small kitchen and household appliances, warming blankets, grooming and shearing products and camping equipment) while also increasing our international presence.

Low Cost Manufacturing. We focus on executing manufacturing programs involving large volumes with superior efficiencies, low cost and high quality. We organize the production runs in many of our business segments’ product lines to minimize the number of manufacturing functions and the frequency of material handling. We also utilize, where practical, a flexible process which uses cellular manufacturing to allow a continuous flow of parts with minimal set up time. Our efficient and automated plastic cutlery manufacturing operations enable us to produce, count and package plastic cutlery ready for retail distribution with minimal labor costs. In our manufacturing facility in China, we focus on manufacturing proprietary products and products where our expertise provides a lower production cost.

We also utilize an efficient outsourced manufacturing network of suppliers for certain of our products. Many of these relationships are long-term, affording us increased flexibility and stability in our operations. This diverse network allows us to maintain multiple sources of quality products while keeping price points competitive.

We continuously implement cost-saving initiatives that have rationalized certain operating and manufacturing facilities for products in the Consumer Solutions and Outdoor Solutions segments, as well as increased outsourcing of certain small kitchen appliances and camping products where it is most cost effective.

Proprietary and Patented Technology. We believe that we have proprietary expertise in the design, development and manufacture of certain of our products supported by patented technology, affording us a competitive advantage and enabling us to maintain our market leading positions. We own patents on our FoodSaver® home vacuum packaging systems. We believe this patent protection and our well-developed manufacturing relationships have enabled us to become a market leader within the home vacuum packaging category. For our home canning products, we have developed a proprietary two-piece closure system incorporating a plastisol sealant that differentiates our jar lids from those of competitors. For our playing card manufacturing process, we have a proprietary method that is employed to manufacture card stock and coating, which gives our products the unique “snap,” “slip” and “shuffle” users demand for playing cards. We have a number of patents in the slow-cooker area which distinguish us from our competitors.

Proven and Incentivized Management Team. Our management team has a proven track record of successful management with positive operating and shareholder results. Our executive corporate management team is led by Martin E. Franklin, our Chairman and Chief Executive Officer, Ian G.H. Ashken, our Vice Chairman and Chief Financial Officer, and James E. Lillie, our President and Chief Operating Officer. Our operating segments are led by executives with extensive experience in the branded consumer products markets.

Growth Strategy

Our objective is to increase profitability, cash flow and revenue while enhancing our position as a leading manufacturer, marketer and distributor of branded consumer products used in and around the home and “home away from home.” Our strategy for achieving these objectives includes the following key elements:

Further Penetrate Existing Distribution Channels. We seek to further penetrate existing distribution channels to drive organic growth by leveraging our strong existing customer relationships and attracting new customers. We intend to further penetrate existing customers by continuing to:

•	provide quality products;

•	fulfill logistical requirements and volume demands efficiently and consistently;

•	provide comprehensive product support from design to after-market customer service;

•	cross-sell our brands across various business segments to our extensive combined customer bases; and

•	leverage Coleman®’s and Sunbeam®’s strong established European, Latin American and Pacific Rim distribution channels.

Our recent tuck-in acquisitions have led to cross-selling opportunities such as Coleman® branded patio logs (using Pine Mountain® firelog products) and Lehigh® rope and accessories under the Coleman® brand. We intend to attract new customers through our portfolio of leading brands, innovative products and superior customer service.

Introduce New Products. To drive organic growth from our existing businesses, we intend to continue to leverage our strong brand names, customer relationships and proven capacity for innovation to develop new products and product extensions in each of our major product categories. During 2006, we successfully launched the Margaritaville® frozen concoction maker, the Sunbeam® rocket grill and the built-in pump Coleman® airbed.

Further Expand Internationally. We derived approximately 24% of our sales in 2005 from international markets. We intend to expand our international sales primarily by leveraging these distribution channel opportunities across product lines and by pursuing strategic cross-selling or co-branding in our foreign businesses with established complementary distribution channels. We believe our strong international distribution network will continue to assist us in placing more products into foreign channels and increase the rate at which our products assimilate themselves into homes in the European, Pacific Rim and Latin American markets.

Pursue Strategic Acquisitions. We anticipate that the fragmented nature of the consumer products market will continue to provide opportunities for growth through strategic acquisitions of complementary businesses. Our acquisition strategy will continue to focus on businesses or brands with product offerings that provide expansion into related categories and can be marketed through our existing distribution channels or provide us with new distribution channels for our existing products, thereby increasing marketing and distribution efficiencies. Furthermore, we seek acquisition candidates that demonstrate a combination of attractive margins, strong cash flow characteristics, category leading positions and products that generate recurring revenue. We anticipate that future acquisitions will be financed through a combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings.

Focus on operating margin improvements. We intend to continue to focus on driving improvements in operating margins through operating efficiencies and the realization of synergies from our acquisitions. We continue to facilitate the integration of our businesses and the transfer of best practices throughout each of our operating units. We use our scale to improve supply chain, distribution and production costs as well as continuing to emphasize the increased utilization of our Asian manufacturing facilities.

We are incorporated in Delaware and the address of our executive corporate headquarters is 555 Theodore Fremd Avenue, Rye, NY 10580, and our telephone number is (914) 967-9400.

The Offering

Common stock offered by Jarden	4,000,000 shares

Common stock offered by the selling stockholders	7,500,000 shares

Common stock to be outstanding after this offering	71,455,563 shares

Use of proceeds

We will receive approximately $138.5 million in net proceeds from this offering, after deducting underwriting discounts and offering expenses. We intend to use the net proceeds to finance future potential acquisitions, as permitted under the terms of our senior credit facility, to take advantage of business development opportunities and for general corporate purposes. To the extent we do not use the net proceeds of this offering to fund a future potential acquisition within 120 days of the closing of this offering, we intend to use an amount equal to 50% of such unused proceeds to pay down our senior credit facility and foreign senior debt outstanding term loans, as required thereunder. Pending the use of the proceeds from this offering in the manner described above, we intend to temporarily repay our revolving credit facility and pay down our accounts receivable securitization facility. See “Use of Proceeds.”

We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Risk factors

Before investing in our common stock, you should carefully read and consider the information set forth in the section entitled “Risk Factors,” and any additional risks described in the documents we incorporate by reference.

New York Stock Exchange symbol	JAH

The number of shares to be outstanding after this offering is based on 67,455,563 shares outstanding as of October 24, 2006 and excludes 4,331,798 shares of our common stock issuable upon the exercise of stock options outstanding as of October 24, 2006.

The number of shares offered and the number of shares to be outstanding after this offering does not include up to 1,725,000 additional shares of our common stock that the underwriters have the option to purchase from the selling stockholders, including our Chief Executive Officer and Chief Financial Officer, other members of senior management and certain directors. Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial Information

The following tables set forth our summary consolidated financial data as of and for the years ended December 31, 2005, 2004 and 2003, as well as summary consolidated financial data as of and for the nine months ended September 30, 2006 and 2005. The summary consolidated financial data set forth below has been derived from our audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The summary consolidated financial data as of and for the nine months ended September 30, 2006 and 2005, were derived from our unaudited condensed consolidated financial statements and related notes thereto. The summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 which are incorporated by reference herein. Our results of operations for these periods include the items referred to in footnotes in (a) through (c) below. These historical results are not necessarily indicative of the results to be expected in the future. The results of Diamond Brands, Lehigh, USPC, AHI and Holmes are included from the respective dates of acquisition of February 1, 2003, September 2, 2003, June 28, 2004, January 24, 2005 and July 18, 2005, respectively. Certain reclassifications have been made in our financial statements contained for prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2006(a)(d)	2005(a)(d)	2005(a)(d)	2004(b)(d)	2003(c)(d)
	(unaudited)
Statements of Income Data (in millions):
Net sales(e)	$2,786.8	$2,213.7	$3,189.1	$838.6	$587.7
Operating earnings	215.6	155.4	186.0	96.0	71.5
Interest expense, net	83.5	57.6	84.3	27.6	19.2
Loss on early extinguishment of debt	—	6.1	6.1	—	—
Income tax provision	61.8	33.5	34.9	26.0	20.5

Net income	70.3	58.2	60.7	42.4	31.8
Paid in-kind dividends on Series B and Series C preferred stock	—	(9.7)	(9.7)	—	—
Charge from beneficial conversion of Series B and Series C preferred stock	—	(38.9)	(38.9)	—	—

Income available (loss allocable) to common stockholders	$70.3	$9.6	$12.1	$42.4	$31.8

Other Financial Data (in millions):
Cash flows from operations	$27.8	$(14.4)	$240.9	$70.4	$73.8
Depreciation and amortization	47.0	40.8	57.6	19.2	15.0
Capital expenditures	47.9	36.5	58.5	10.8	12.8

		As of September 30, 2006(a)(d)	As of December 31,
			2005(a)(d)	2004(b)(d)	2003(c)(d)
Balance Sheet Data (in millions):
Cash and cash equivalents		$82.9	$237.1	$20.7	$125.4
Working capital(f)		659.1	749.9	181.4	242.0
Total assets		3,860.8	3,524.6	1,042.4	759.7
Total debt		1,644.4	1,541.3	487.4	387.4
Total stockholders’ equity		1,061.5	1,003.8	334.0	249.9

(a)

For the year ended December 31, 2005, our earnings were reduced by the following amounts: purchase accounting adjustments for $22.4 million of manufacturer’s profit in inventory related to the AHI and Holmes acquisitions, $2.5 million of write offs of inventory related to reorganization and acquisition-related integration initiatives, $62.4 million of non-cash compensation costs recorded related to the issuance of stock options and restricted shares of our common stock to employees and the early adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share Based Payment,” $29.1 million of reorganization and acquisition-related integration costs, and $6.1 million of loss on early extinguishment of debt.

For the nine months ended September 30, 2006, earnings were reduced by the following amounts: $3.9 million of manufacturer’s profit in inventory charged to cost of sales related to a tuck-in acquisition, $22.5 million related to reorganization and acquisition-related integration costs, $16.1 million of non-cash compensation costs primarily related to the expensing of restricted shares and stock options of our common stock issued to employees, $1.1 million related to an executive separation in the Branded Consumables segment, $2.4 million of certain duplicative administrative costs associated with the ongoing integration activities, and $0.3 million of inventory write-offs related to integration activities. Also, included in net income for the nine months ended September 30, 2006 is a tax provision of $13.6 million relating to a tax cost associated with the legal reorganization of the Consumer Solutions business. Excluding this legal reorganization, our effective tax rate for the nine months ended September 30, 2006 would have been 36.5%.

For the nine months ended September 30, 2005, earnings were reduced by the following amounts: $20.6 million of manufacturer’s profit in inventory charged to cost of sales related to the AHI and Holmes acquisitions, $16 million of reorganization and acquisition-related integration costs, $29.8 million of non-cash compensation costs primarily related to the expensing of restricted shares and stock options of Company common stock issued to employees, $6.1 million of loss on early extinguishment of debt and $48.6 million related to the dividends on and beneficial conversion of Series B and C preferred stock.

(b)	2004 includes a non-cash restricted stock charge of $32.5 million. As a result, our operating earnings of $96.0 million were reduced by such amount.

(c)	2003 includes a non-cash restricted stock charge of $21.9 million. As a result, our operating earnings of $71.5 million were reduced by such amount.

(d)	The results of AHI are included from January 24, 2005; Holmes from July 18, 2005; USPC from June 28, 2004; Lehigh from September 2, 2003; and Diamond Brands from February 1, 2003; which are the respective dates of acquisition. During 2005, the Company completed three tuck-in acquisitions and during the nine months ended September 30, 2006, the Company completed four tuck-in acquisitions. These tuck-in acquisitions were not significant individually or in the aggregate.

(e)	Our increase in net sales from 2004 to 2005 was primarily the result of the acquisitions we completed during 2005 and 2004, which we describe in detail in “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2005 which is incorporated by reference herein. On a pro forma basis, our net sales grew organically by approximately 3% in 2005 compared to 2004.

(f)	Working capital is defined as current assets (including cash and cash equivalents) less current liabilities (including short term debt and current portion of long term debt).

RISK FACTORS

Investing in our common stock involves risks, including the risks described in this prospectus supplement, the accompanying prospectus and in the documents that are incorporated herein and therein by reference. You should carefully consider these risk factors together with all of the other information and data included in this prospectus supplement, the accompanying prospectus and the documents that are incorporated herein and therein by reference before you decide to acquire any of our common stock. If any of the following risks actually occur, our business, results of operations and financial condition may suffer.

Risks Relating to Our Business

Our sales are highly dependent on purchases from several large customers and any significant decline in these purchases or pressure from these customers to reduce prices could have a negative effect on our future financial performance.

Due to consolidation in the U.S. retail industry, our customer base has become relatively concentrated. On a historical basis in 2005, one customer accounted for approximately 23% of our consolidated net sales.

Although we have long-established relationships with many of our customers, we do not have any long-term supply or binding contracts or guarantees of minimum purchases. Purchases by our customers are generally made using individual purchase orders. As a result, these customers may cancel their orders, change purchase quantities from forecast volumes, or delay purchases for a number of reasons beyond our control. Significant or numerous cancellations, reductions, or delays in purchases by customers could have a material adverse effect on our business, results of operations and financial condition. In addition, because many of our costs are fixed, a reduction in customer demand could have an adverse effect on our gross profit margins and operating income.

We depend on a continuous flow of new orders from our large, high-volume retail customers; however, we may be unable to continually meet the needs of our customers. Furthermore, on-time delivery and satisfactory customer service are becoming increasingly important to our customers. Retailers are increasing their demands on suppliers to:

•	reduce lead times for product delivery, which may require us to increase inventories and could impact the timing of reported sales;

•	improve customer service, such as with direct import programs, whereby product is supplied directly to retailers from third party suppliers; and

•	adopt new technologies related to inventory management such as Radio Frequency Identification, otherwise known as RFID, technology, which may have substantial implementation costs.

We cannot provide any assurance that we can continue to successfully meet the needs of our customers. A substantial decrease in sales to any of our major customers could have a material adverse effect on our business, results of operations and financial condition.

Seasonality and weather conditions may cause our operating results to vary from quarter to quarter.

Sales of certain of our products are seasonal. Sales of our outdoor solutions products increase during warm weather months and decrease during winter. Additionally, sales of our home canning products generally reflect the pattern of the growing season, sales of our home improvement products are concentrated in the spring and summer months and sales of our consumer solutions products generally are strongest in the fourth quarter preceding the holiday season.

Weather conditions may also negatively impact sales. For instance, we may not sell as many of certain outdoor recreation products (such as lanterns, tents and sleeping bags) as anticipated if there are fewer natural disasters such as hurricanes and ice storms; mild winter weather may negatively impact sales of electric blankets, some health products and smoke or carbon monoxide detectors; and the late arrival of summer weather may negatively impact sales of outdoor camping equipment and grills. Additionally, sales of our home canning products and our home improvement products may be negatively impacted by unfavorable weather conditions and other market trends. Periods of drought, for example, could adversely affect the supply and price of fruit, vegetables and other foods available for home canning, and inclement weather may reduce the amount of time spent on home improvement projects. These factors could have a material adverse effect on our business, results of operations and financial condition.

Our operations are dependent upon third-party suppliers whose failure to perform adequately could disrupt our business operations.

We currently source a significant portion of parts and products from third parties. Our ability to select and retain reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. We typically do not enter into long-term contacts with our primary vendors and suppliers. Instead, most parts and products are supplied on a “purchase order” basis. As a result, we may be subject to unexpected changes in pricing or supply of products. Any inability of our suppliers to timely deliver quality parts and products or any unanticipated change in supply, quality or pricing of products could be disruptive and costly to us.

Our reliance on manufacturing facilities and suppliers in Asia could make us vulnerable to supply interruptions related to the political, legal and cultural environment in Asia.

A significant portion of our products are manufactured by third-party suppliers in Asia, primarily the People’s Republic of China, or at our owned facility in southern China. Our ability to continue to select reliable vendors who provide timely deliveries of quality parts and products will impact our success in meeting customer demand for timely delivery of quality products. Furthermore, the ability of our owned facility to timely deliver finished goods, and the ability of third-party suppliers to timely deliver finished goods and/or raw materials, may be affected by events beyond their control, such as inability of shippers to timely deliver merchandise due to work stoppages or slowdowns, or significant weather and health conditions (such as SARS) affecting manufacturers and/or shippers. Any adverse change in, among other things, any of the following could have a material adverse effect on our business, results of operations and financial condition:

•	our relationship with third-party suppliers;

•	the financial condition of third-party suppliers;

•	our ability to import products from these third-party suppliers or our owned facility; or

•	third-party suppliers’ ability to manufacture and deliver outsourced products on a timely basis.

We cannot assure you that we could quickly or effectively replace any of our suppliers if the need arose, and we cannot assure you that we could retrieve tooling and molds possessed by any of our third-party suppliers. Our dependence on these few suppliers could also adversely affect our ability to react quickly and effectively to changes in the market for our products. In addition, international manufacturing is subject to significant risks, including, among other things:

•	labor unrest;

•	political instability;

•	restrictions on transfer of funds;

•	domestic and international customs and tariffs;

•	unexpected changes in regulatory environments; and

•	potentially adverse tax consequences.

Labor in China has historically been readily available at relatively low cost as compared to labor costs in North America. China has experienced rapid social, political and economic change in recent years. We cannot assure you that labor will continue to be available to us in China at costs consistent with historical levels or that changes in labor or other laws will not be enacted which would have a material adverse effect on our operations in China. A substantial increase in labor costs in China could have a material adverse effect on our business, results of operations and financial condition. Although China currently enjoys “most favored nation” trading status with the United States, the U.S. government has in the past proposed to revoke such status and to impose higher tariffs on products imported from China. We cannot assure you that our business will not be affected by the aforementioned risks, each of which could have a material adverse effect on our business, results of operations and financial condition.

Our operating results can be adversely affected by changes in the cost or availability of raw materials.

Pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, have a material adverse effect on our business, results of operations and financial condition.

During periods of rising prices of raw materials, there can be no assurance that we will be able to pass any portion of such increases on to customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could have a material adverse effect on our business, results of operations and financial condition.

Some of the products we manufacture require particular types of glass, paper, plastic, metal, wood or other materials. Supply shortages for a particular type of material can delay production or cause increases in the cost of manufacturing our products. This could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on resin for many of the products in our Consumer Solutions and Outdoor Solutions business segments and the plastics solutions part of our process solution business segment. Resin prices have risen in response to, among other things, higher oil prices. If resin prices or other material prices continue to rise in the future we can expect the cost of goods for our businesses to increase. Given that only some of this increase relates to contracts where we have pass-through pricing, the effect of the remainder of the increase could have a material adverse effect on our margins. We also rely on glass for many of the products in our Branded Consumables business segment. Glass prices have been rising in response to higher natural gas prices. If glass prices continue to rise in the future, we can expect the cost of goods to increase, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to several production-related risks which could jeopardize our ability to realize anticipated sales and profits.

In order to realize sales and operating profits at anticipated levels, we must manufacture or source and deliver in a timely manner products of high quality. Among others, the following factors can have a negative effect on our ability to do these things:

•	labor difficulties;

•	scheduling and transportation difficulties;

•	management dislocation;

•	substandard product quality, which can result in higher warranty, product liability and product recall costs;

•	delays in development of quality new products;

•	changes in laws and regulations, including changes in tax rates, accounting standards, and environmental and occupational laws;

•	health and safety laws; and

•	changes in the availability and costs of labor.

Any adverse change in the above-listed factors could have a material adverse effect on our business, results of operations and financial condition.

Because we manufacture or source a significant portion of our products from Asia, our production lead times are relatively long. Therefore, we often commit to production in advance of firm customer orders. If we fail to forecast customer or consumer demand accurately we may encounter difficulties in filling customer orders or in liquidating excess inventories, or may find that customers are canceling orders or returning products. Additionally, changes in retailer inventory management strategies could make inventory management more difficult. Any of these results could have a material adverse effect on our business, results of operations and financial condition.

Competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

We operate in some highly competitive industries. In these industries, we compete against numerous other domestic and foreign companies. Competition in the markets in which we operate is based primarily on product quality, product innovation, price and customer service and support, although the degree and nature of such competition vary by location and product line.

In our Branded Consumables segment, we have direct competitors in most of our niche markets. In addition, in the market for home canning, we compete with companies who specialize in other food preservation mediums, such as freezing and dehydration. The market for plastic cutlery is extremely price sensitive and our competitors include Far East and domestic suppliers. Our competition in the market for rope, cord and twine includes The Cordage Source and Mibro. Our key competitors in the home safety business include Kidde, Invensys and Universal Security Instruments Inc. In the market for playing cards, our competition includes Angel, Cardinal Carta Mundi, Gemaco, Patch Products, Paul-Son and a number of other manufacturers located in China.

In our Consumer Solutions segment, our FoodSaver® and Seal-a-Meal® appliances and bags compete with marketers of “conventional” food storage solutions, such as non-vacuum plastic bags and containers. In addition, our competitors include other manufacturers of home sealing appliances that heat- or vacuum-seal bags. As household penetration of home vacuum packaging systems has increased, more competitors have entered the market. As such, the market has become more price-and feature-sensitive. There are also several companies that manufacture industrial and commercial vacuum packaging products. In more mature small household appliance categories outside of home vacuum packaging, including blenders, toasters and irons, among others, our key competitors in the United States and Canada include Applica Incorporated, Cuisinart®, Kitchen Aid®, NACCO and Salton, Inc. In heated bedding products, our primary competitor is Microlife (Biddeford). In scales, our key competitors include Homedics®/Metro-Taylor and private label brands. Our key competitors for clippers, trimmers and accessories for professional users include Andis®, Wahl and Conair®. Our primary competitor to our hospitality business is Proctor-Silex®. In portable air cleaning products, our primary competitors are DeLonghi, Honeywell/Kaz, Hunter, Ionic Breeze® and Ionic Pro LLC. In vaporizers and humidifiers, our key competitors are Honeywell/Kaz, Hunter and Lasko. Our key competitors in portable heaters are Honeywell/Kaz, Lakewood, Lasko and Soleus. Our primary competitors in fans are Honeywell/Kaz, Hunter, King of Fans and Lasko.

In the Outdoor Solutions segment, our largest competitors include Igloo Corporation, Intex Corporation, VF Corporation, Johnson Outdoors, Kellwood Company and Rubbermaid.

We also face competition from the manufacturing operations of some of our current and potential customers with private label brands.

Some of our competitors are more established in their industries and have substantially greater revenue or resources than we do. Our competitors may take actions to match new product introductions and other initiatives. Since many of our competitors source their products from third parties, our ability to obtain a cost advantage through sourcing is reduced. Certain of our competitors may be willing to reduce prices and accept lower profit margins to compete with us. Further, retailers often demand that suppliers reduce their prices on existing products. Competition could cause price reductions, reduced profits or losses or loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

To compete effectively in the future in the consumer products industry, among other things, we must:

•	maintain strict quality standards;

•	develop new products that appeal to consumers; and

•	deliver products on a reliable basis at competitive prices.

Our inability to do any of these things could have a material adverse effect on our business, results of operations and financial condition.

If we fail to develop new or expand existing customer relationships, our ability to grow our business will be impaired.

Our growth depends to a significant degree upon our ability to develop new customer relationships and to expand existing relationships with current customers. We cannot guarantee that new customers will be found, that any such new relationships will be successful when they are in place, or that business with current customers will increase. Failure to develop and expand such relationships could have a material adverse effect on our business, results of operations and financial condition.

If we cannot continue to develop new products in a timely manner, and at favorable margins, we may not be able to compete effectively.

We believe that our future success will depend, in part, upon our ability to continue to introduce innovative design extensions for our existing products and to develop, manufacture and market new products. We cannot assure you that we will be successful in the introduction, manufacturing and marketing of any new products or product innovations, or develop and introduce, in a timely manner, innovations to our existing products that satisfy customer needs or achieve market acceptance. Our failure to develop new products and introduce them successfully and in a timely manner, and at favorable margins, would harm our ability to successfully grow our business and could have a material adverse effect on our business, results of operations and financial condition.

Our failure to successfully integrate recently acquired businesses could have a material adverse effect on our business and results of operations.

We have achieved growth through the acquisition of companies, including the acquisitions of AHI, Holmes and tuck-in acquisitions. There can be no assurance that we will be able to integrate successfully these businesses into our existing business without substantial costs, delays or other operational or financial difficulties. There is also no assurance that we will be able to successfully leverage synergies among our businesses to increase sales and obtain cost savings. Additionally, the failure of these businesses to achieve expected results, diversion of our management’s attention and failure to retain key personnel at these businesses could have a material adverse effect on our business, results of operations and financial condition.

Our results could be adversely affected if the cost of compliance with environmental, health and safety laws and regulations becomes too burdensome.

Our operations are subject to federal, state and local environmental and health and safety laws and regulations including those that impose workplace standards and regulate the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of materials and substances including solid and hazardous wastes. We believe that we are in material compliance with such laws and regulations and that the cost of maintaining compliance will not have a material adverse effect on our business, results of operations or financial condition. However, due to the nature of our operations and the frequently changing nature of environmental compliance standards and technology, we cannot assure you that future material capital expenditures will not be required in order to comply with applicable environmental laws and regulations.

In January 2003, the European Union (“EU”) issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation, together with the directive, the “WEEE Legislation”), and certain producers are to be financially responsible under the WEEE Legislation beginning in August 2005. The EU has issued another directive that requires electrical and electronic equipment placed on the EU market after July 1, 2006 to be free of lead, mercury, cadmium, hexavalent chromium (above a threshold limit) and brominated flame retardants. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation, together with this directive, the “RoHS Legislation”). If we do not comply with these directives, we may suffer a loss of revenue, be unable to sell in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in the United States. Costs to comply with the WEEE Legislation, RoHS Legislation and/or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future environmental and worker health and safety laws, will not have a material adverse effect on our business, results of operations and financial condition.

We may incur significant costs in order to comply with environmental remediation obligations.

In addition to operational standards, environmental laws also impose obligations on various entities to clean up contaminated properties or to pay for the cost of such remediation, often upon parties that did not actually cause the contamination. Accordingly, we may be liable, either contractually or by operation of law, for remediation costs even if the contaminated property is not presently owned or operated by us, is a landfill or other location where we have disposed wastes, or if the contamination was caused by third parties during or prior to our ownership or operation of the property. Given the nature of the past industrial operations conducted by us and others at these properties, there can be no assurance that all potential instances of soil or groundwater contamination have been identified, even for those properties where an environmental site assessment has been conducted. We do not believe that any of our existing remediation obligations, including at third-party sites where we have been named a potentially responsible party, will have a material adverse effect upon our business, results of operations or financial condition. However, future events, such as changes in existing laws or policies or their enforcement, or the discovery of currently unknown contamination, may give rise to additional remediation liabilities that may be material. See “Environmental Matters” under note 7 (Commitments and Contingencies) of the notes to our consolidated financial statements contained in our Form 10-K (which is incorporated by referenced herein) for a discussion of these and other environmental-related matters.

Our business, results of operations and financial condition could be materially adversely affected by the loss of our executive officers and the inability to attract and retain appropriately qualified replacements or the diversion of our Chief Executive Officer’s time and energy to permitted outside interests, including with respect to his obligations to a special purpose acquisition company.

We are highly dependent on the continuing efforts of our executive officers, particularly Martin E. Franklin, our Chairman and Chief Executive Officer, Ian G.H. Ashken, our Vice Chairman and Chief Financial Officer, and James E. Lillie, our President and Chief Operating Officer. We believe these officers’ experience in the branded consumer products industry and our business, and with strategic acquisitions of complementary businesses within our primary business segments, has been important to our historical growth and is important to our future growth strategy. We currently have employment agreements with all of our executive officers. However, we cannot be assured that we will be able to retain any of these executive officers. Our business, results of operations and financial condition could be materially adversely affected by the loss of any of these executive officers and the inability to attract and retain appropriately qualified replacements. We do not maintain “key man” insurance on any of our executive officers.

Messrs. Franklin and Ashken have other interests and engage in other activities beyond their positions at Jarden (something they are permitted to do under the terms of their employment agreements with us provided such other activities do not interfere with their duties as an executive of Jarden or directly compete with us). In particular, Mr. Franklin is chairman of the board of directors and Mr. Ashken is a member of the management team of Freedom Acquisition Holdings Inc. (“Freedom”), a special purpose acquisition company formed to acquire one or more operating businesses within 18-24 months of becoming a public company. Freedom filed its registration statement on Form S-1 with the Commission in September 2006, but such registration statement has not yet been declared effective by the Commission and Freedom has not yet commenced operations. Freedom’s operations will be dependent upon a relatively small group of key officers and directors, including Mr. Franklin, at least until Freedom has consummated a business combination. Because Mr. Franklin will have an obligation to assist Freedom in actively sourcing and acquiring target businesses, he will be required to spend time and energy (such time and energy may be potentially significant) that he might otherwise devote to Jarden on behalf of another enterprise, which could have an adverse impact on our business.

Mr. Franklin has committed to our Board of Directors that Freedom will be seeking transactions outside of those that fit within Jarden’s publicly announced acquisition criteria and that Freedom will not interfere with Mr. Franklin’s or Mr. Ashken’s obligations to Jarden. Mr. Franklin also committed to the Board that in order to avoid the potential for a conflict, prior to Freedom’s pursuing any acquisition transaction that Jarden might consider, Mr. Franklin would first confirm with an independent committee of our board of directors that Jarden was not interested in pursuing the potential acquisition opportunity. If the independent committee concludes that Jarden was interested in that opportunity, Freedom would not continue with that transaction. However, we cannot assure you that Freedom will not choose to pursue transactions that Jarden would have considered. If Freedom pursues transactions that Jarden would have considered, this could negatively impact Jarden’s growth from future acquisitions.

Our indebtedness imposes constraints and requirements on our business and financial performance, and our compliance and performance in relationship to these could materially adversely affect our financial condition and operations.

We have a significant amount of indebtedness. As of September 30, 2006, we had total debt of approximately $1,644.4 million. Our significant indebtedness could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, among other things, our ability to borrow additional funds.

The terms of our senior credit facility and the indenture governing our 9 3/4% senior subordinated notes due 2012, which we refer to as our notes, allow us to issue and incur additional debt upon satisfaction of certain conditions. We anticipate that any future acquisitions we pursue as part of our growth strategy or potential stock repurchase programs may be financed through a combination of cash on hand, operating cash flow, availability under our existing credit facilities and new capital market offerings. If new debt is added to current debt levels, the related risks described above could increase.

Our failure to generate sufficient cash to meet our liquidity needs may affect our ability to service our indebtedness and grow our business.

Our ability to make payments on and to refinance our indebtedness, including our notes and amounts borrowed under our senior credit facility, and to fund planned capital expenditures and expansion efforts and strategic acquisitions we may make in the future, if any, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, together with available cash and available borrowings under our senior credit facility, will be adequate to meet future liquidity needs for at least the next twelve months. However, we cannot assure you that our business will generate sufficient cash flow from operations in the future, that our currently anticipated growth in revenues and cash flow will be realized on schedule or that future borrowings will be available to us under the senior credit facility in an amount sufficient to enable us to service indebtedness, including the debt securities, grow our business or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our notes and our senior credit facility, on or before maturity. We cannot assure you that we will be able to do so on commercially reasonable terms or at all.

Changes in foreign, cultural, political and financial market conditions could impair our international operations and financial performance.

Some of our operations are conducted or products are sold in countries where economic growth has slowed, such as Japan; or where economies have suffered economic, social and/or political instability or hyperinflation in recent years, such as Mexico and Venezuela. The economies of other foreign countries important to our operations, including other countries in Europe, Latin America and Asia, could also suffer slower economic growth or economic, social and/or political instability in the future. International operations, including manufacturing and sourcing operations (and the international operations of our customers), are subject to inherent risks which could adversely affect us, including, among other things:

•	new restrictions on access to markets;

•	lack of developed infrastructure;

•	inflation;

•	fluctuations in the value of currencies;

•	changes in and the burdens and costs of compliance with a variety of foreign laws and regulations, including tax laws, accounting standards, environmental laws and occupational health and safety laws;

•	political and economic instability;

•	increases in duties and taxation;

•	restrictions on transfer of funds; and

•	other adverse changes in policies, including monetary, tax and/or lending policies, encouraging foreign investment or foreign trade by our host countries.

Should any of these risks occur, our ability to export our products or repatriate profits could be impaired and we could experience a loss of sales and profitability from our international operations.

Currency fluctuations may significantly increase our expenses and affect our results of operations, especially where the currency is subject to intense political and other environmental pressure, such as in the case of the Venezuelan Bolivar and the Chinese Renminbi.

While we transact business predominantly in U.S. dollars and most of our revenues are collected in U.S. dollars, a substantial portion of our costs, such as payroll, rent and indirect operational costs, are denominated in other currencies, such as the European Euro, British Pound, Mexican Peso, Canadian Dollar, Venezuelan Bolivar, Japanese Yen and Chinese Renminbi. Changes in the relation of these and other currencies to the U.S. dollar will affect our sales and profitability and could result in exchange losses. For example, a devaluation of the Venezuelan Bolivar would impact our results of operations because the earnings of our Venezuelan operations would be reduced when translated into U.S. dollars. A stronger Mexican Peso would mean our products assembled or produced in Mexico would be more expensive to import into the United States or other countries, thereby reducing profitability of those products. Likewise, if the government of China allowed the Chinese Renminbi to rise substantially versus the U.S. dollar, the cost of our products produced in China would rise. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. There can be no assurance that the U.S. dollar foreign exchange rates will be stable in the future or that fluctuations in financial markets will not have a material adverse effect on our business, results of operations and financial condition.

Changes in the retail industry and markets for consumer products affecting our customers or retailing practices could negatively impact existing customer relationships and our results of operations.

We sell branded consumables, consumer solutions and outdoor solutions products to retailers, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. A significant deterioration in the financial condition of our major customers could have a material adverse effect on our sales and profitability. We regularly monitor and evaluate the credit status of our customers and attempt to adjust sales terms as appropriate. Despite these efforts, a bankruptcy filing by a key customer could have a material adverse effect on our business, results of operations and financial condition.

In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a “just-in-time” basis. This requires us to shorten our lead time for production in certain cases and more closely anticipate demand, which could in the future require us to carry additional inventories.

With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose bargaining strength is growing. We may be negatively affected by changes in the policies of our retailer customers, such as inventory destocking, limitations on access to shelf space, use of private label brands, price demands and other conditions, which could negatively impact our results of operations.

Our business involves the potential for product recalls, product liability and other claims against us, which could affect our earnings and financial condition.

As a manufacturer and distributor of consumer products, we are subject to the Consumer Products Safety Act, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the Consumer Products Safety Commission could require us to repurchase or recall one or more of our products. Additionally, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Any repurchase or recall of our products could be costly to us and could damage our reputation. If we were required to remove, or we voluntarily removed, our products from the market, our reputation could be tarnished and we might have large quantities of finished products that we could not sell.

We also face exposure to product liability claims in the event that one of our products is alleged to have resulted in property damage, bodily injury or other adverse effects. Although we maintain product liability insurance in amounts that we believe are reasonable, we cannot assure you that we will be able to maintain such insurance on acceptable terms, if at all, in the future or that product liability claims will not exceed the amount of insurance coverage. Additionally, we do not maintain product recall insurance. As a result, product recalls or product liability claims could have a material adverse effect on our business, results of operations and financial condition.

In addition, we face potential exposure to unusual or significant litigation arising out of alleged defects in our products or otherwise. We spend substantial resources ensuring compliance with governmental and other applicable standards. However, compliance with these standards does not necessarily prevent individual or class action lawsuits, which can entail significant cost and risk. We do not maintain insurance against many types of claims involving alleged defects in our products that do not involve personal injury or property damage. As a result, these types of claims could have a material adverse effect on our business, results of operations and financial condition.

Our product liability insurance program is an occurrence-based program based on our current and historical claims experience and the availability and cost of insurance. We currently either self insure or administer a high retention insurance program for product liability risks. Historically, product liability awards have rarely exceeded our individual per occurrence self-insured retention. We cannot assure you, however, that our future product liability experience will be consistent with our past experience.

See note 7 (Commitments and Contingencies) of the notes to our consolidated financial statements contained in our Form 10-K (which is incorporated by referenced herein) for a discussion of these and other regulatory and litigation-related matters.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours, which could adversely affect our market share and results of operations.

Our success with our proprietary products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. Our principal intellectual property rights include our trademarks. In our Branded Consumables segment, these include the Ball®, Bee®, Bernardin®, Bicycle®, Crawford®, Diamond®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Pine Mountain® and Storehorse® brand names. In the Consumer Solutions segment, the principal trademarks consist of Bionaire®, BRK®, Crock Pot®, First Alert®, FoodSaver®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal® and Sunbeam®. Our other brands used include Health at Home®, Mixmaster®, Osterizer®, Hydrosurge® and Blanket with a Brain®. The principal trademarks in Outdoor Solutions are Coleman® and Campingaz®. Other trademarks in that segment include Coleman Exponent® and Roadtrip™.

We also hold numerous design and utility patents covering a wide variety of products. We cannot be sure that we will receive patents for any of our patent applications or that any existing or future patents that we receive or license will provide competitive advantages for our products. We also cannot be sure that competitors will not challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

We may not be able to implement or operate successfully and without interruptions the operating software systems and other computer technologies that we depend on to operate our business, which could negatively impact or disrupt our business.

We are in the process of selecting or implementing new operating software systems within a number of our business segments and complications from these projects could cause considerable disruptions to our business.

While significant testing will take place and the rollout will occur in stages, the period of change from the old system to the new system will involve risk. Application program bugs, system conflict crashes, user error, data integrity issues, customer data conflicts and integration issues among our legacy systems all pose potential risks.

Implementing data standards such as RFID, which our largest customers are requiring that we use, involves significant effort across the entire organization. Any problems with or delays of this implementation could impact our ability to do business and could result in higher implementation costs and reallocation of human resources.

We rely on other companies to maintain some of our information technology infrastructure. Should they fail to perform due to events outside our control, it could affect our service levels and threaten our ability to conduct business. In addition, natural disasters such as hurricanes may disrupt our infrastructure and our disaster recovery process may not be sufficient to protect against loss.

Additionally, our business operations are dependent on our logistical systems, which include our order management systems and our computerized warehouse systems. Any interruption in our logistical systems could impact our ability to procure our products from our factories and suppliers, transport them to our distribution facilities, store them and deliver them to our customers on time and in the correct amounts.

Failure to successfully implement our reorganization and acquisition-related projects timely and economically could materially increase our costs and impair our results of operations.

We are in the process of significant reorganization and acquisition-related projects. There can be no assurance that these projects can be completed on time or within our projected costs. Furthermore, these projects will result in an increased reliance on sourced finished goods from third parties, particularly international vendors. Our failure to implement these projects economically and successfully could have a material adverse effect on our business, financial condition and results of operations.

A deterioration of relations with our labor unions could have a material adverse effect on our business, financial condition and results of operations.

Approximately 358 union workers are covered by four collective bargaining agreements at four of our U.S. facilities. These agreements expire at our jar closure facility (Muncie, Indiana) in October 2009, at our kitchen match and toothpick manufacturing facility (Cloquet, Minnesota) in February 2008, at our metals facility (Greeneville, Tennessee) in October 2007, and at our fire extinguisher plant (Aurora, Illinois) in May 2007. Additionally, approximately 165 employees at our Legutiano, Spain manufacturing facility, 90 employees at our Lyon, France facility, 75 employees at our Barquisemeto, Venezuela facility and 500 employees at our Acuna, Mexico facility are unionized.

We have not experienced a work stoppage during the past five years except for brief work stoppages in 2004 in Lyon, France in connection with our restructurings at that location. However, we cannot assure you that there will not be a work stoppage in the future. Any such work stoppage could have a material adverse effect on our business, financial condition and results of operations.

Our senior credit facility and the indenture related to our notes contain various covenants which limit our management’s discretion in the operation of our business and the failure to comply with such convents could have a material adverse effect on our business, financial condition and results of operations.

Our senior credit facility and the indenture related to our notes contain various provisions that limit our management’s discretion by restricting our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments;

•	engage in transactions with affiliates;

•	incur liens;

•	transfer or sell assets; and

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, our senior credit facility requires us to meet certain financial ratios. Any failure to comply with the restrictions of our senior credit facility and the indenture related to our notes or any other subsequent financing agreements may result in an event of default. An event of default may allow the creditors, if the agreements so provide, to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds. Furthermore, substantially all of our domestic assets (including equity interests) are pledged to secure our indebtedness under our senior credit facility. If we default on the financial covenants in our senior credit facility, our lenders could foreclose on their security interest in such assets, which would have a material adverse effect on our business, results of operations and financial condition.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission (the “Commission”) regulations and New York Stock Exchange market rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. Furthermore, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Risks Relating to our Stock

Provisions in our charter documents and of Delaware law could prevent, delay or impede a change in control of our company and may depress the market price of our common stock.

Our restated certificate of incorporation makes us subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits publicly held Delaware corporations to which it applies from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our shares of common stock and could, as a result, reduce the likelihood of an increase in the price of our common stock that would otherwise occur if a bidder sought to buy our common stock.

Our restated certificate of incorporation authorizes the issuance of shares of blank check preferred stock.

Our restated certificate of incorporation provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change in control of us without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

The sale of the shares registered in this offering could cause our stock price to decline.

All shares registered in this offering will be freely tradable upon effectiveness of the registration statement relating to this offering. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and be highly volatile.

The market price for our common stock may be volatile, which could cause the value of your investment to decline.

The market price for our common stock is volatile. The market price of our common stock will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

•	the business environment, including the operating results and stock prices of companies in the industries we serve;

•	our liquidity needs and constraints;

•	changes in management and other personnel;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	developments in the financial markets;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	any shortfall in revenue or earnings from levels expected by securities analysts;

•	developments generally affecting our industry;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments; and

•	perceived dilution from stock issuances for acquisitions and other transactions.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly traded companies may adversely affect the market price of our common stock.

We may issue a substantial amount of our common stock in connection with future acquisitions, and the sale of those shares could adversely affect our stock price.

As part of our growth strategy, we may issue additional shares of our common stock, preferred stock and other securities. We may file future shelf registration statements with the Commission that we may use to sell shares of our common stock, preferred stock and other securities from time to time in connection with acquisitions. To the extent that we are able to grow through acquisitions and are able to pay for such acquisitions with shares of our common stock or other securities convertible into our common stock, the number of outstanding shares of common stock that will be eligible for sale in the future is likely to increase substantially. Persons receiving shares of our capital stock in connection with these acquisitions may be more likely to sell large quantities of their capital stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares of common stock in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained.

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock.

We have outstanding an aggregate of 67,455,563 shares of our common stock as of October 24, 2006. The sale and issuance of a substantial amount of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

There is a concentration of voting power and other indications of influence on us.

As of the date of this prospectus supplement, Warburg Pincus Private Equity VIII, L.P. and certain of its affiliated funds (which we refer to collectively as Warburg Pincus) control approximately 21.6% of our total voting power in the election of directors and with respect to other matters presented to the stockholders for a vote. Our capital structure and the concentrated ownership of Warburg Pincus in our common stock is likely to limit substantially the possibility of and chances of success for a hostile tender offer, which is usually at a premium over the then-current market price of a target company’s stock or other takeover proposal or proxy contest which could remove directors if Warburg Pincus is opposed to such offer or proposal. After giving effect to this offering, Warburg Pincus will control 9.9% of our total voting power in the election of directors and with respect to other matters presented to the stockholders for a vote; provided, however, that Warburg Pincus entered into a voting trust agreement with Mr. Franklin, our Chairman and Chief Executive Officer, that provides Mr. Franklin with full discretion as to how to vote 11,333,544 of Warburg Pincus’ shares as he deems proper on all matters that may be submitted to our stockholders whether at an annual or special meeting of stockholders (and whether or not adjourned or postponed) and to execute stockholders’ consents at every annual and special meeting of our stockholders and in any and all proceedings wherein the vote or consent of such stockholders may be required or authorized and to vote upon any and all questions arising thereat. The voting trust agreement may be terminated by any of the parties on ten calendar days written notice.

We do not intend to pay dividends or other distributions to our stockholders.

We currently do not, and do not intend to, pay cash dividends on our common stock in the foreseeable future. Furthermore, our senior credit facility and the indenture governing our notes contain restrictions that limit our ability to pay dividends. We expect that we will retain all available earnings generated by our operations for general corporate purposes, including acquisitions and supporting organic growth.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, as well as other written or oral statements by us or our authorized officers on our behalf, may constitute “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our repurchase of shares of common stock from time to time under our stock repurchase program, the outlook for our markets and the demand for our products, earnings per share, future cash flows from operations, future revenues and margin requirement and expansion, the success of new product introductions, growth or savings in costs and expenses and the impact of acquisitions, divestitures, restructurings and other unusual items, including our ability to integrate and obtain the anticipated results and synergies from our acquisitions and our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus or incorporated by reference. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus or incorporated by reference, those results or developments may not be indicative of results or developments in subsequent periods.

You should also read carefully the factors described or referred to in the “Risk Factors” section of this prospectus supplement to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. Any forward-looking statements that we make in this prospectus supplement speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We will receive approximately $138.5 million in net proceeds from this offering, after deducting underwriting discounts and offering expenses. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders or from the underwriters’ option to purchase up to 1,725,000 shares of common stock from the selling stockholders, including our Chief Executive Officer, the Chief Financial Officer, other members of senior management and certain directors.

We intend to use net proceeds to finance future potential acquisitions, as permitted under the terms of our senior credit facility, to take advantage of business development opportunities and for general corporate purposes. We have evaluated and expect to continue to evaluate possible acquisition transactions on an ongoing basis and, at any given time, may be engaged in discussions with respect to possible acquisitions or business combinations. We currently have no definitive agreement with respect to any material acquisition or joint venture, although from time to time we have discussions with other companies, and we assess opportunities on an ongoing basis.

To the extent we do not use the net proceeds of this offering to fund a future potential acquisition within 120 days of the closing of this offering, we intend to use an amount equal to 50% of such unused proceeds to pay down our senior credit facility and foreign senior debt outstanding term loans, as required thereunder.

Pending the use of the proceeds from this offering in the manner described above, we intend to temporarily repay our revolving credit facility and pay down our accounts receivable securitization facility.

Affiliates of each or certain of the underwriters are lenders and agents under the senior credit facility and accounts receivable securitization facility and, as such, will receive a portion of the proceeds of this offering. See the “Underwriting” section of this prospectus supplement.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “JAH.” The following table sets forth, for the periods indicated, the reported high and low sales prices per share of our common stock on the New York Stock Exchange:

	High	Low
Year ended December 31, 2006
Fourth Quarter (through November 8, 2006)	$39.27	$32.21
Third Quarter	34.94	28.01
Second Quarter	36.25	27.58
First Quarter	33.50	23.68

Year ended December 31, 2005
Fourth Quarter	$41.13	$30.14
Third Quarter	41.41	35.96
Second Quarter	36.80	28.63
First Quarter	32.05	28.33

Year ended December 31, 2004
Fourth Quarter	$29.47	$22.01
Third Quarter	26.10	19.93
Second Quarter	26.65	21.17
First Quarter	24.65	18.35

On June 9, 2005, Jarden’s Board of Directors declared a 3-for-2 stock split in the form of a stock dividend of one additional share of common stock for every two shares of common stock, payable on July 11, 2005 to shareholders of record as of the close of business on June 20, 2005. All sales prices of Jarden’s common stock referenced above have been restated to reflect the effect of the stock split for all periods presented.

The last reported sales price of our common stock on the New York Stock Exchange on November 8, 2006 was $36.59. As of October 24, 2006, there were approximately 3,423 stockholders of record of our common stock.

DIVIDEND POLICY

We currently do not, and do not intend to, pay cash dividends on our common stock in the foreseeable future. Furthermore, our senior credit facility and the indenture governing our notes contain restrictions that limit our ability to pay dividends. We expect that we will retain all available earnings generated by our operations for general corporate purposes, including acquisitions and supporting organic growth.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006, both on an actual basis and as adjusted to give effect to the sale of 4,000,000 shares of common stock in this offering, and the application of the proceeds therefrom to reduce debt, at a public offering price of $36.25 per share, after deducting the underwriting discounts and offering expenses payable by us.

This table should be read in conjunction with “Use of Proceeds” and our unaudited consolidated financial statements, including the related notes, included or incorporated by reference in this prospectus supplement.

	As of September 30, 2006
	Actual	As Adjusted (a)
	(dollars in millions, except per share data)
Cash and cash equivalents	$82.9	$82.9

Debt including current installments:
Senior credit facility:
Revolver	$5.1	$—
Term loan	1,200.5	1,200.5
Securitization Facility	177.0	43.6
9 3/4 Senior Subordinated Notes	179.9	179.9
Non-U.S. borrowings (including Foreign Senior Debt)	63.5	63.5
Other (primarily capital leases)	19.1	19.1
Non-debt balances arising from interest rate swap activity	(0.7)	(0.7)

Total debt	1,644.4	1,505.9
Stockholder’s Equity
Common stock ($0.01 par value, 150 million shares authorized; 68.8 million shares issued at September 30, 2006; 67.5 million shares outstanding at September 30, 2006; and 71.5 million as adjusted for this offering)	0.7	0.7
Additional paid-in capital	856.9	995.4
Retained earnings	225.6	225.6
Accumulated other comprehensive income	12.8	12.8
Less: Treasury stock, at cost, 1.3 million shares at September 30, 2006	(34.5)	(34.5)

Total stockholders’ equity	1,061.5	1,200.0

Total capitalization	$2,705.9	$2,705.9

(a)	As adjusted for this offering and the use of proceeds to temporarily reduce the revolver and securitization facility, pending the use of proceeds to fund a potential future acquisition, to pay down the senior credit facility term loan and foreign senior debt or a combination thereof. This would result in a reduction of annual interest expense of approximately $8.4 million, assuming such debt was not re-drawn and based on the third quarter weighted average interest rate of such debt. See “Use of Proceeds.”

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of October 24, 2006 by the selling stockholders, as adjusted to reflect the sale of shares in this offering. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders.

Other than as disclosed in this prospectus supplement or in the documents incorporated herein by reference, the selling stockholders have not, nor within the past three years have not had, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Warburg Pincus received its shares of common stock under the terms of an equity financing transaction in which Warburg Pincus acquired a number of shares of common stock, as well as shares of two series of our preferred stock which have since been converted into shares of our common stock.

Each selling stockholder has informed us that it is not a registered broker-dealer or an affiliate of a registered broker-dealer.

Shares listed under the heading “Number of Shares Being Offered” represent the number of shares that may be sold by the selling stockholders pursuant to this prospectus supplement and do not take into consideration the exercise of the underwriters’ option to purchase additional shares. Shares listed under the heading “Shares Offered Pursuant to the Underwriters’ Option to Purchase Additional Shares” represent the number of additional shares that may be sold by the selling stockholders if the underwriters exercise their option to purchase additional shares. The information under the heading “Beneficial Ownership After Offering” assumes the selling stockholders sell all of their shares offered pursuant to this prospectus supplement to unaffiliated third parties, that the selling stockholders will acquire no additional shares of our common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling stockholders will continue to be beneficially owned. Such heading is reflected assuming the sale by such selling stockholders of all shares offered for sale by this prospectus supplement with both no exercise and full exercise of the underwriters’ option to purchase additional shares (assuming all shares subject to the underwriters’ option to purchase additional shares are sold by the selling stockholders).

The information under the heading “Shares of Common Stock Beneficially Owned Prior to Offering” is determined in accordance with the rules of the Commission, and, except as noted, includes voting and investment power with respect to shares of common stock. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from October 24, 2006 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable laws. Unless indicated below, the address of each individual is c/o Jarden Corporation, 555 Theodore Fremd Avenue, Rye, New York 10580.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering			Number of Shares Being Offered	Beneficial Ownership After Offering (assuming no exercise of option to purchase additional shares)			Shares Offered Pursuant to Underwriters’ Option to Purchase Additional Shares	Beneficial Ownership After Offering (assuming full exercise of option to purchase additional shares)
	Number		Percent (1)		Number		Percent		Number		Percent
Warburg Pincus Private Equity VIII, L.P. (3) (4)	14,589,922		21.6%	7,500,000	7,089,922		9.9%	961,625	6,128,297		8.6%
Martin E. Franklin (2) (4)	3,221,314	(5)	4.7%	0	3,221,314	(5)	4.4%	500,000	2,721,314	(5)	3.7%
Ian G.H. Ashken (2)	1,120,405	(6)	1.7%	0	1,120,405	(6)	1.6%	150,000	970,405	(6)	1.4%
James E. Lillie (2)	415,059	(7)	*	0	415,059	(7)	*	60,000	355,059	(7)	*
Desiree DeStefano (2)	204,842	(8)	*	0	204,842	(8)	*	10,000	194,842	(8)	*
J. David Tolbert (2)	105,487	(9)	*	0	105,487	(9)	*	16,875	88,362	(9)	*
Irwin Simon (2)	73,478	(10)	*	0	73,478	(10)	*	14,500	58,978	(10)	*
Robert L. Wood (2)	90,978	(11)	*	0	90,978	(11)	*	12,000	78,978	(11)	*

*	Less than 1%

(1)	Applicable percentage of ownership for the applicable selling stockholder is based on 67,455,563 shares of our common stock outstanding as of October 24, 2006.

(2)	Will be a selling stockholder only to the extent that the underwriters exercise their option to purchase additional shares.

(3)	The holdings of Warburg Pincus Private Equity VIII, L.P. include the holdings of two affiliated funds, Warburg Pincus Netherlands Private Equity VIII I, C.V. and Warburg Pincus Germany Private Equity VIII, K.G. (the three funds, the “Warburg Funds”). The sole general partner of the Warburg Funds is Warburg Pincus Partners LLC, a New York limited liability company that is managed and wholly owned by Warburg Pincus & Co. Warburg Pincus LLC manages the Warburg Funds. All of the shares beneficially owned by the Warburg Funds may be deemed to be beneficially owned by Warburg Pincus Partners LLC, Warburg Pincus LLC and Warburg Pincus & Co. The address for the Warburg Funds and their general partner and manager is 466 Lexington Avenue, New York, New York 10017.

Under the purchase agreement between the Company and Warburg Pincus Private Equity VIII, L.P. (the “Purchase Agreement”), we have the obligation to cause one person nominated by the Warburg Funds to be elected or appointed to our board of directors, subject to certain limitations. Charles R. Kaye, the director of our Company nominated by the Warburg Funds, is a managing general partner of Warburg Pincus & Co. and a managing member and co-president of Warburg Pincus LLC. Under that Purchase Agreement, the Warburg Funds also have the right to have one observer attend meetings of our board of directors.

(4)	The Warburg Funds have entered into a voting trust agreement with Martin E. Franklin, as trustee (the “Voting Trust Agreement”), pursuant to which the Warburg Funds vested Mr. Franklin with the sole power to vote (i) 11,333,544 shares of our common stock held by the Warburg Funds, (ii) all additional shares of our common stock that may be issued in respect of such shares, and (iii) all other shares of our capital stock acquired by any of the funds during the term of the Voting Trust Agreement. The Voting Trust Agreement provides Mr. Franklin, as trustee, with full discretion as to how to vote the Warburg Funds’ shares subject to the Voting Trust Agreement as he deems proper on all matters that may be submitted to our stockholders and to execute stockholders’ consents at every annual and special meeting of our stockholders and in any and all proceedings wherein the vote or consent of our stockholders may be required or authorized and to vote upon any and all questions arising at such meetings with respect to such shares. The Voting Trust Agreement does not restrict the Warburg Funds’ ability to transfer those shares, and the terms of the Voting Trust Agreement will not apply to any shares the Warburg Funds may transfer. The Voting Trust Agreement may be terminated by any of the parties on ten calendar days written notice, and will terminate automatically at such time as the Warburg Funds in the aggregate own less than 5% of the then outstanding shares of our common stock. The foregoing description of the Voting Trust Agreement is qualified by reference to the actual terms of the Voting Trust Agreement, a copy of which is an exhibit to Schedule 13D/A dated June 9, 2006, filed by Warburg Pincus Private Equity VIII, L.P. with the Commission. Assuming the sale of all shares being offered by the Warburg Funds and that the underwriters do not exercise the option to purchase additional shares, following the offering 3,833,544 shares of our common stock will be subject to the Voting Trust Agreement. Assuming the sale of all shares being offered by the Warburg Funds, including the full exercise of the underwriters option to purchase additional shares, following the offering 2,871,919 shares of our common stock will be subject to the Voting Trust Agreement.

(5)	Includes 1,125,000 shares subject to outstanding options to purchase common stock which are exercisable within 60 days.

(6)	Includes 337,500 shares subject to outstanding options to purchase common stock which are exercisable within 60 days.

(7)	Includes 187,500 shares subject to outstanding options to purchase common stock which are exercisable within 60 days.

(8)	Includes 143,440 shares subject to outstanding options to purchase common stock which are exercisable within 60 days.

(9)	Includes 28,487 shares subject to outstanding options to purchase common stock which are exercisable within 60 days.

(10)	Includes 69,375 shares subject to outstanding options to purchase common stock which are exercisable within 60 days.

(11)	Includes 83,875 shares subject to outstanding options to purchase common stock which are exercisable within 60 days.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income and, to a limited extent, certain estate tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to non-U.S. holders in light of their particular circumstances, or to non-U.S. holders subject to special treatment under U.S. federal income or estate tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates or former long-term residents of the United States, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) a partnership (including any entity or arrangement treated as a partnership for such purposes), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder’s permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to a Non-U.S. holder’s permanent establishment in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. However, no assurance can be given that we will not become a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend. Copies of these information reports also may be made available under the provisions of a treaty or other agreement to the tax authorities of the country in which a non-U.S. holder resides.

In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

The preceding discussion of material U.S. federal income and estate tax consequences is general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to the particular tax consequences to you of purchasing, holding or disposing of our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any changes or proposed changes in applicable law.

UNDERWRITING

Lehman Brothers Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and will be incorporated by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	2,547,500
Citigroup Global Markets Inc.	2,547,500
Goldman, Sachs & Co.	2,547,500
SunTrust Capital Markets, Inc.	1,019,000
CIBC World Markets Corp.	917,000
William Blair & Company, L.L.C.	611,500
CJS Securities, Inc.	560,000
JMP Securities LLC	470,000
Sidoti & Company, LLC	280,000

Total	11,500,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Paid by Us		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$1.359	$1.359	$1.359	$1.359
Total	$5,436,000	$5,436,000	$10,192,500	$12,536,775

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.815 per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be $1,300,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

The selling stockholders, including our Chief Executive Officer, the Chief Financial Officer, certain members of senior management and certain directors, have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,725,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 11,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and named executive officers and the selling stockholders have agreed that, subject to certain exceptions, without the prior written consent of each of Lehman Brothers Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co., we and they will not offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by such person or any affiliate of such person or any person in privity with such person or any affiliate of such person with respect to shares of capital stock of Jarden), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any shares of capital stock of Jarden or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the Underwriting Agreement.

Lehman Brothers Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc., Citigroup Global Markets Inc. and Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

The underwriters have performed investment banking, commercial banking, and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. In addition, affiliates of certain of the underwriters are lenders and agents under, have received fees in connection with our existing senior secured credit facility and will receive a portion of the proceeds of this offering. In addition, affiliates of certain of the underwriters are lenders under, have received fees in connection with our existing accounts receivable securitization facility and will receive a portion of the proceeds of this offering. The underwriters may, from time to time, engage in transactions with, and perform services for us and our affiliates in the ordinary course of their respective businesses.

Foreign Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of common stock described in this prospectus supplement and the related prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus supplement and the related prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus supplement and the related prospectus. Accordingly, no purchaser of the common stock, other than the underwriters is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the related prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the

Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the related prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement and the related prospectus nor any other offering material relating to the common stock described in this prospectus supplement and the related prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement and the related prospectus nor any other offering material relating to the common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The securities may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the securities may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Securities under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kane Kessler, P.C., New York, New York. Weil, Gotshal & Manges LLP, New York, New York advised the underwriters in connection with the offering of the common stock.

EXPERTS

The consolidated financial statements of the Company, appearing in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and the Company’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein (which did not include an evaluation of the internal control over financial reporting of The Holmes Group, Inc. ( “Holmes”)), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Holmes from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of American Household, Inc. and subsidiaries as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K/A dated March 24, 2005 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the fresh start reporting described in Note 10, the change in accounting for goodwill and other intangible assets in 2002 described in Notes 2 and 4 and the sale of American Household, Inc. described in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of The Holmes Group, Inc. and its subsidiaries incorporated in this prospectus by reference to the Company’s Current Report on Form 8-K/A filed September 29, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us can be inspected and copied at the Commission’s Public Reference Room located at 100 F Street, N.E. Washington, D.C. 20549, at the prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. Please call 1-800-SEC-0330 for further information on the operation of the Commission’s Public Reference Room.

Our common stock is traded on the New York Stock Exchange under the symbol “JAH.” Certain materials filed by us may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus supplement omits certain information that is contained in the registration statement on file with the Commission, of which this prospectus supplement is a part. For further information with respect to us and our common stock, reference is made to the registration statement, including the exhibits incorporated therein by reference or filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the registration statement. The registration statement and the exhibits may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the public reference section of the Commission at the addresses set forth above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or filed later by us with the Commission. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission, which documents contain important information about us and our common stock:

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 9, 2006;

(b)	Our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed on May 9, 2006;

(c)	Our quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed on July 28, 2006;

(d)	Our quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed on October 27, 2006;

(e)	Our current report on Form 8-K, filed on August 30, 2006;

(f)	Our current report on Form 8-K, filed on January 27, 2005, as amended on Form 8-K/A, filed on March 24, 2005;

(g)	Our current report on Form 8-K, filed on July 28, 2005, as amended on Form 8-K/A filed on September 29, 2005, as further amended on Form 8-K/A on May 10, 2006;

(h)	Our definitive proxy statement on Schedule 14A filed on April 19, 2006; and

(i)	The description of our common stock contained in our registration statement on Form 8-A/A filed on May 1, 2002, including any amendments or reports filed for the purpose of updating that description.

All of such documents are on file with the Commission. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this prospectus supplement are incorporated by reference in this prospectus supplement and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any information incorporated by reference herein is available to you without charge upon written or oral request. If you would like a copy of any of this information, please submit your request to us at 555 Theodore Fremd Avenue, Rye, New York 10580, Attention: Secretary, or call (914) 967-9400.

PROSPECTUS

Common Stock

We and/or selling stockholders may offer and sell shares of our common stock, par value $0.01 per share, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time our common stock is offered, we will provide a prospectus supplement containing more specific information about the particular offering and attach it to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement which includes a description of the method and terms of the offering.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

We and/or certain selling stockholders may offer and sell these shares to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will not receive any proceeds of any sale by any selling stockholder. The prospectus supplements will provide the specific terms of the plan of distribution.

Our common stock trades on the New York Stock Exchange under the symbol “JAH.”

Investing in our common stock involves risks. Please refer to the “ Risk Factors” section contained in any applicable prospectus supplement and in the documents we incorporate by reference for a description of the risks you should consider when evaluating this investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 30, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process. Under this shelf registration process, we and/or certain selling stockholders may, from time to time, offer and/or sell our common stock in one or more offerings or resales. Each time our common stock is offered, we or the selling stockholders will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained in this prospectus and those documents incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. The information in this prospectus, any prospectus supplement or any document incorporated herein or therein by reference is accurate as of the date contained on the cover of such documents. Neither the delivery of this prospectus or any prospectus supplement, nor any sale made under this prospectus or any prospectus supplement will, under any circumstances, imply that the information in this prospectus or any prospectus supplement is correct as of any date after the date of this prospectus or any such prospectus supplement.

References to “Jarden,” “we,” “us” and “our” refer to Jarden Corporation.

i

FORWARD-LOOKING STATEMENTS

Certain statements we make in this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus, as well as other written or oral statements by us or our authorized officers on our behalf, may constitute “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and in the documents incorporated by reference herein and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our repurchase of shares of common stock from time to time under our stock repurchase program, the outlook for our markets and the demand for our products, earnings per share, future cash flows from operations, future revenues and margin requirement and expansion, the success of new product introductions, growth or savings in costs and expenses and the impact of acquisitions, divestitures, restructurings and other unusual items, including our ability to integrate and obtain the anticipated results and synergies from our acquisitions and our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus or incorporated by reference. In addition, even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus or incorporated by reference, those results or developments may not be indicative of results or developments in subsequent periods.

You should also read carefully the factors described or referred to in the “Risk Factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. Any forward-looking statements that we make in this prospectus speak only as of the date of such statement, and we undertake no obligation to update such statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

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THE COMPANY

We are a leading provider of niche consumer products used in and around the home. Jarden operates in three primary business segments through a number of well recognized brands, including: Branded Consumables: Ball®, Bee®, Bicycle®, Crawford®, Diamond®, First Alert®, Forster®, Hoyle®, Java Log®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell®, Pine Mountain® and Starterlogg®; Consumer Solutions: Bionaire®, Crock-Pot®, FoodSaver®, Harmony®, Health o meter®, Holmes®, Mr. Coffee®, Oster®, Patton®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™; and Outdoor Solutions: Campingaz® and Coleman®. Our growth strategy of acquiring businesses with highly recognized brands, innovative products and multi-channel distribution has resulted in significant growth in revenue and earnings.

We have achieved leading market positions in a number of niche categories by selling branded products through a variety of distribution channels, including club, department store, drug, grocery, mass merchant, sporting goods and specialty retailers, as well as direct to consumers. By leveraging our strong brand portfolio, category management expertise and superior customer service, we have established and continue to maintain long-term relationships with leading retailers within these channels. For example, we have serviced Wal-Mart and Home Depot since their openings in 1962 and 1978, respectively, and are currently category manager at these and other retailers in certain categories. Moreover, several of our leading brands, such as Ball® jars, Bicycle® playing cards, Coleman® lanterns, and Diamond® kitchen matches, have been in continuous use for over 100 years. We continue to strive to expand our existing customer relationships and attract new customers by introducing new product line extensions and entering new product categories.

We operate three primary business segments: Branded Consumables, Consumer Solutions and Outdoor Solutions. Our Branded Consumables segment markets and distributes household basics and necessities, most of which are consumable in nature, under brand names such as Ball®, Bicycle®, Diamond®, First Alert®, Forster®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain®. Our Consumer Solutions segment markets and distributes innovative solutions for the household under brand names including Bionaire®, Crock-Pot®, FoodSaver®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam®. Our Outdoor Solutions segment markets and distributes outdoor living products under brand names including Campingaz® and Coleman®. We also operate a Process Solutions segment that manufactures, markets and distributes a wide variety of plastic products, including jar closures, contact lens packaging, plastic cutlery, refrigerator door liners, surgical devices and syringes and zinc strip and fabricated zinc products such as penny blanks for the U.S. Mint.

Branded Consumables. We manufacture or source, market and distribute a broad line of branded consumer products, many of which are affordable, consumable and fundamental household staples including arts and crafts paint brushes, children’s card games, clothespins, collectible tins, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories. This segment markets its products under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, BRK®, Crawford®, Diamond®, First Alert®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and Pine Mountain® brand names, among others.

Consumer Solutions. We manufacture or source, market, distribute and license rights to an array of innovative consumer products that are designed to improve consumers’ lives by enhancing sleep, health, personal care, cooking and other daily necessities with leading products such as coffee makers, bedding, home vacuum packaging machines, smoke and carbon monoxide alarms, heating pads, slow cookers, air cleaning products, fans and heaters and personal and animal grooming products, as well as related consumable products. We sell kitchen products under the well-known Crock-Pot®, FoodSaver®, Mr. Coffee®, Oster®, Rival®, Seal-a-Meal®, Sunbeam®, VillaWare® and White Mountain™ brand names. Personal care and grooming products are sold under the Health o meter®, Oster® and Sunbeam® brand names. Our portable air cleaning products are sold under the Bionaire® and Harmony® brand names, and our fans and heaters are sold under the Holmes® and Patton® brand names.

Outdoor Solutions. We manufacture or source, market and distribute consumer leisure products worldwide under, and license rights to, the Campingaz® and Coleman® brand names for use outside the home or away from the home, such as products for camping, backpacking, tailgating, backyard grilling and other outdoor activities. Coleman has branded itself “The Outdoor Company™” and is committed to promoting the social, health and recreational benefits of “going outside” to consumers.

Process Solutions. In addition to the three primary business segments described above, our Process Solutions business segment consists primarily of our plastic consumables business, which manufactures, markets and distributes a wide variety of consumer and medical plastic products for customers and our other primary business segments, and our zinc strip business, which is the largest producer of zinc strip and fabricated products in North America, including low denomination coinage.

We are incorporated in Delaware, and the address of our executive corporate headquarters is located at 555 Theodore Fremd Avenue, Rye, NY 10580, and our telephone number is (914) 967-9400.

RISK FACTORS

Please carefully consider the risk factors described in our periodic reports filed with the Commission, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations.

USE OF PROCEEDS

The use of proceeds will be specified in the applicable prospectus supplement. We will not receive any proceeds from any sales by selling stockholders.

DESCRIPTION OF COMMON STOCK

The following description of our common stock does not purport to be complete and is subject in all respects to applicable Delaware law and qualified by reference to the provisions of our restated certificate of incorporation, as amended, and bylaws. Copies of our restated certificate of incorporation and bylaws are incorporated by reference and will be sent to stockholders upon request. See “Where Can You Find More Information.”

Authorized Common Stock

We have authorized 150,000,000 shares of our common stock, par value $0.01 per share. As of October 24, 2006, there were 67,455,563 shares of our common stock outstanding.

Voting Rights

The holders of our common stock are entitled to one vote for each share on all matters voted on by our stockholders, including the election of directors. No holders of our common stock have any right to cumulative voting.

Dividend Rights

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board of directors from funds available therefor. We currently do not, and do not intend to, pay cash dividends on our common stock in the foreseeable future. Furthermore, our senior credit facility and the indenture governing our senior subordinated notes contain restrictions that limit our ability to pay dividends.

Rights Upon Liquidation

In the event of a liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities.

Preemptive Rights

Holders of our common stock have no preemptive rights or rights to convert their shares of common stock into any other securities.

Other Rights

There are no redemption or sinking fund provisions applicable to our common stock.

Transfer Agent

National City Bank is the transfer agent and registrar for shares of our common stock.

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the Commission which are incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

We and any selling stockholder may sell shares of our common stock in any of three ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The applicable prospectus supplement will set forth the terms of the offering of such shares, including

•	the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them; and

•	the public offering price of the shares and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We and any selling stockholder may effect the distribution of the shares from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

If underwriters are used in the sale of any shares, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any option to purchase additional shares).

Any selling stockholders may also resell all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of that rule, Section 4(1) of the Securities Act or other applicable exemptions, regardless of whether the securities are covered by the registration statement of which this prospectus forms a part.

We and any selling stockholder may sell the shares through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. In addition, we or any selling stockholder may enter into derivative, sale or forward sale transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, a third party may use securities borrowed from us or others to settle such sales and may use securities received from us, any selling stockholder or others to settle those sales to close out any related short positions. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). We and any selling stockholder may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

Any selling stockholders, underwriters, broker-dealers and agents that participate in the distribution of the shares may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended (the “Securities Act”). Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Additionally, because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

Agents, underwriters and dealers may be entitled under relevant agreements with us or any selling stockholder to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement. We may pay any or all expenses incurred with respect to the registration of the shares of common stock owned by any selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or any selling stockholder. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by us or any selling stockholder may arrange for other broker-dealers to participate in the resales. Maximum compensation to any underwriters, dealers or agents will not exceed any applicable NASD limitations.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotments, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotments involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with an offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise

Our common stock is listed on the New York Stock Exchange under the symbol “JAH.”

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business.

The specific terms of any lock-up provisions in respect of any given offering of common stock will be described in the applicable prospectus supplement.

The place and time of delivery for securities will be set forth in the accompanying prospectus supplement for such securities.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us can be inspected and copied at the Commission’s Public Reference Room located at 100 F Street, N.E. Washington, D.C. 20549, at the prescribed rates. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. Please call 1-800-SEC-0330 for further information on the operation of the Commission’s Public Reference Room.

Our common stock is traded on the New York Stock Exchange under the symbol “JAH.” Certain materials filed by us may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus omits certain information that is contained in the registration statement on file with the Commission, of which this prospectus is a part. For further information with respect to us and our common stock, reference is made to the registration statement, including the exhibits incorporated therein by reference or filed therewith. Statements herein contained concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit or incorporated by reference to the registration statement. The registration statement and the exhibits may be inspected without charge at the offices of the Commission or copies thereof obtained at prescribed rates from the public reference section of the Commission at the addresses set forth above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or filed later by us with the Commission. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission, which documents contain important information about Jarden and our common stock:

(a)	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 9, 2006;

(b)	Our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed on May 9, 2006;

(c)	Our quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed on July 28, 2006;

(d)	Our quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed on October 27, 2006;

(e)	Our current report on Form 8-K, filed on August 30, 2006;

(f)	Our current report on Form 8-K, filed on January 27, 2005, as amended on Form 8-K/A, filed on March 24, 2005;

(g)	Our current report on Form 8-K, filed on July 28, 2005, as amended on Form 8-K/A filed on September 29, 2005, as further amended on Form 8-K/A on May 10, 2006;

(h)	Our definitive proxy statement on Schedule 14A filed on April 19, 2006; and

(i)	The description of our common stock contained in our registration statement on Form 8-A/A filed on May 1, 2002, including any amendments or reports filed for the purpose of updating that description.

All of such documents are on file with the Commission. In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, subsequent to the date of this prospectus are incorporated by reference in this prospectus and are a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Any information incorporated by reference is available to you without charge upon written or oral request. If you would like a copy of any of this information, please submit your request to us at 555 Theodore Fremd Avenue, Rye, New York 10580, Attention: Secretary, or call (914) 967-9400.

EXPERTS

The consolidated financial statements of the Company, appearing in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and the Company’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein (which did not include an evaluation of the internal control over financial reporting of The Holmes Group, Inc. (“Holmes”), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of Holmes from the scope of management’s assessment and such firm’s audit of internal control over financial reporting, included therein and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of American Household, Inc. and subsidiaries as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K/A dated March 24, 2005 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the fresh start reporting described in Note 10, the change in accounting for goodwill and other intangible assets in 2002 described in Notes 2 and 4 and the sale of American Household, Inc. described in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of The Holmes Group, Inc. and its subsidiaries incorporated in this prospectus by reference to the Company’s Current Report on Form 8-K/A filed September 29, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kane Kessler, P.C., New York, New York, and for the underwriters or agents, by counsel named in the applicable prospectus supplement.